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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                             AMENDMENT NO. 1 TO

                               SCHEDULE 14D-1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                     ---------------------------------

                         RECOVERY ENGINEERING, INC.
                         (Name of Subject Company)

                        THE PROCTER & GAMBLE COMPANY
                               TENZING, INC.

                     ---------------------------------
                                 (BIDDERS)

                        COMMON STOCK, $.01 PAR VALUE
                     (INCLUDING THE ASSOCIATED RIGHTS)
                     ---------------------------------

                       (TITLE OF CLASS OF SECURITIES)

                                 756269 10 6
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                       (CUSIP NUMBER OF COMMON STOCK)

                              TERRY L. OVERBEY
                        THE PROCTER & GAMBLE COMPANY
                         ONE PROCTER & GAMBLE PLAZA
                        CINCINNATI, OHIO 45202-3315
                               (513) 983-1100
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                              WITH A COPY TO:

                           STEPHEN FRAIDIN (P.C.)
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                       NEW YORK, NEW YORK 10004-1930
                               (212) 859-8000
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                         CALCULATION OF FILING FEE

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      TRANSACTION VALUATION*                         AMOUNT OF FILING FEE
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           $293,566,195                                     $58,714
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*    For purposes of calculating fee only. This amount is based on a per share offering price of $35.25, for 8,328,119 shares of common stock. Pursuant to the Agreement and Plan of Merger, dated as of August 26, 1999 (the "Merger Agreement"), by and among Recovery Engineering, Inc. (the "Company"), The Procter & Gamble Company and Tenzing, Inc. (collectively, the "Bidders"), the Company represented to the Bidders that, as of such date, (i) the Company had 6,044,601 shares of common stock issued and outstanding, (ii) the Company had 1,279,667 shares of common stock reserved for issuance upon exercise of outstanding stock options, (iii) the Company had 80,000 shares of common stock reserved for issuance upon exercise of outstanding warrants, (iv) based on the Merger Consideration (as defined in the Merger Agreement), 1,010,101 shares of the Company's common stock were issuable upon exercise of outstanding convertible notes, and (v) 750 shares of the Company's common stock were expected to be issued under the Company's 1994 Stock Purchase Plan between the date of the Merger Agreement and the Closing Date (as defined in the Merger Agreement). Pursuant to the Merger Agreement, outstanding options (which are not currently exercisable) to acquire 87,000 shares of common stock will be cancelled immediately prior to the Merger (as defined in the Merger Agreement), without consideration paid therefor. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the Bidders.

X Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     AMOUNT PREVIOUSLY PAID:    $42,620

     FORM OR REGISTRATION NO.:  SCHEDULE 14D-1

     FILING PARTY:  THE PROCTER & GAMBLE COMPANY
                    AND TENZING, INC.

     DATE FILED:    SEPTEMBER 1, 1999

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
This Amendment No. 1 filed on September 24, 1999 to the Schedule 14D-1 filed on September 1, 1999, relates to the tender offer by Tenzing, Inc., a Minnesota corporation, and a direct wholly owned subsidiary of The Procter & Gamble Company, an Ohio corporation, to purchase all the outstanding shares of common stock, par value $0.01 per share, including the associated stock purchase rights issued pursuant to the Rights Agreement, dated as of January 30, 1996, as amended, between the Company and Norwest Bank Minnesota, N.A., as Rights Agent, of Recovery Engineering, Inc., a Minnesota corporation, at a purchase price of $35.25 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 1999 and in the related Letter of Transmittal.

ITEM 10.  ADDITIONAL INFORMATION

     Item 10(f) is hereby amended to add the following:

          On September 13, 1999 the Board of Directors of the Company executed a written action in which they approved a resolution which stated:

               All outstanding stock options under the Company's 1986 Stock Option Plan and 1994 Stock Option and Incentive Plan which are not currently vested and exercisable shall be exercisable in full from and after the date hereof, except that the "excluded options" identified in Section 3.1(d) of the Company Disclosure Letter under the Merger Agreement shall not be accelerated.

          The Company received the written consent of Parent prior to taking this action.

                                 SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

September 24, 1999


                                  THE PROCTER & GAMBLE COMPANY


                                  By:  /s/ Clayton C. Daley, Jr.
                                       -----------------------------------
                                       Name:  Clayton C. Daley, Jr.
                                       Title: Chief Financial Officer


                                  TENZING, INC.


                                  By:  /s/ Clayton C. Daley, Jr.
                                       -----------------------------------
                                       Name:  Clayton C. Daley, Jr.
                                       Title: Chief Financial Officer